Mail Stop 4561

August 25, 2006

Mr. Rimon Shmaya
Comptroller
Industrial Development Bank of Israel
82 Menachem Begin Road
Tel Aviv, Israel 67138

      RE: **Industrial Development Bank of Israel**
             Form 20-F for the Fiscal Year Ended December 31, 2005
             Filed July 17, 2006
             File No. 2-16830

Dear Mr. Shmaya:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15 - Controls and Procedures, page 119

1. We note your disclosure that "there have been no changes in our internal control over financial reporting that occurred during the period covered our annual report, except for those changes cited below, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." We believe an "except for" statement in regards to changes in internal control over financial reporting is not a clear statement. Please amend your filing to clearly state that there *were*, if correct, changes in your internal control over financial reporting that occurred during the period covered by your annual report that have materially affected, or are reasonably likely to affect, your internal control over financial reporting.

2. We note management identified a matter concerning the recording of retroactive transactions in connection with the audit of the December 31, 2005 financial statements. Please tell us the details of this matter, including the specific controls issues management identified.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Senior Accountant, at (202) 551-3474 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant